

October 4, 2013

<u>Via E-mail</u>
William R. Mills
Chief Financial Officer
Tops Holding II Corporation
P.O. Box 1027
Buffalo, NY 14240-1027

**Re: Tops Holding II Corporation
          Registration Statement on Form S-4
          Filed September 6, 2013
          File No. 333-191029**

Dear Mr. Mills:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering 8.875% Senior Secured Notes due 2017 and 8.750% / 9.500% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. Please revise your prospectus cover page to disclose to following:

    - Broker-dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes; and

    - Broker-dealers who acquired the original notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

Inside Front Cover Page

5. Please provide the disclosure required by clauses (1) and (2) of Item 2 of Form S-4.

Summary Description of the Exchange Notes, page 7

6. Where you discuss the "Ranking" of each of the Notes, please revise to quantify the amount of debt that is mentioned in each bullet point.

Risk Factors, page 15

Risks Related to the Exchange Offers, page 33

Your ability to transfer the exchange notes may be limited . . ., page 34

7. Here or in an appropriate place in your prospectus, please disclose the current rating that has been assigned to your exchange notes so that investors can put this risk in context.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Recent Events Affecting Our Results of Operations and the Comparability of Reported Results of Operations, page 40</u>

<u>Results of Operations, page 40</u>

8. With a view to understanding the comparability of your Reported Results of Operations, here or in an appropriate place in your prospectus, please revise to disclose the reasons for and how you determined the amount the dividends you paid to your shareholders and whether you anticipate paying such dividends in the future. In this regard, we note the restrictions upon dividends payments you have disclosed elsewhere.

9. It appears from the information within your Results of Operations and your Selected Historical Consolidated Financial and Operating Data that there is a trend of same store sales generally decreasing over time. Your analysis of results of operations for the interim period also suggests that same store sales may continue to decrease in the future. Specifically, we note that you added 31 net new stores from July 14, 2012 to July 13, 2013, but these new stores only contributed $74.5 million to inside sales, or approximately $86,000 on an average weekly per store basis. Even eliminating the net new stores added during the period ended July 13, 2013 such that you only consider the 25 net new stores open for the entire interim period, the new stores contributed approximately $106,000 on an average weekly per store basis as compared to your same store average weekly inside sales of $318,667 for established stores. Please revise your analysis of results to address the apparent trend of declining same store sales across your historical periods, provide better insight from management as to the underlying reasons, and clarify whether and why management expects this trend to continue in the future.

<u>Liquidity and Capital Resources, page 47</u>

<u>Cash Flows Information, page 47</u>

10. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please see Item 14(h) of Form S-4, Item 303 of Regulation S-K and Release No. 33-8350. For example, and not as an exhaustive list, please discuss:

    * the current and potential impact of your substantial indebtedness on you and your operations in greater detail, including your plans for dealing with this debt in future periods, the manner in which your debt may limit your financial flexibility in future periods, and how you will deal with any limited financial flexibility; and

- how your future expansion plans may impact your liquidity and capital resources.

11. We note that net income/loss adjusted for non-cash income and expenses was fairly stable from fiscal 2011 to fiscal 2012. We further note your statement that the interim period had a decline of $13.9 million in net income/loss adjusted for non-cash income and expenses. With a view toward providing your investors with enough context around your historical cash flows so that they can assess the likelihood that past cash flows are indicative of future cash flows, please expand your interim analysis of cash flows to explain the underlying factors that contributed to this decline in cash earnings. Additionally, in light of your debt investors, please address the fact that net cash provided by operating activities for the 2013 interim period was not sufficient to cover interest expense for the same period.

Critical Accounting Policies, page 50

Valuation of Tradename, page 51

12. We note that you have deemed the Tops tradename to have an indefinite useful life. Please tell us more about the factors you considered in arriving at this determination. In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the tradename. See ASC 350-30-35-1 through -5.

Competition, page 58

13. Please provide additional detail about the way(s) in which you compete in the markets in which you operate. Please also describe the positive and negative factors pertaining to your competitive position as it relates to the various markets and way(s) in which you operate.

Management, page 61

14. In appropriate places, please include the disclosure required by Item 404(b) of Regulation S-K.

Executive Officers and Directors, page 61

15. Please describe briefly any arrangement or understanding between any of your directors and any other person(s) (naming such person(s)) pursuant to which he or she was selected as a director. Refer to Item 19(a)(7)(i) of Form S-4 and Item 401(a) of Regulation S-K.

Management, page 61

Executive Compensation, page 63

Compensation Discussion and Analysis, page 63

16. We note that discretionary adjustments to annual incentive compensation may be made by the Compensation Committee based on business considerations or individual performance. We also note that the Compensation Committee decided to pay the discretionary portion of each named executive officers' annual bonus at 89 percent based on the desire to reward the substantial efforts that were required to achieve the company's fiscal 2012 financial and operational objectives. Please clarify what the Committee considered in making its determination, why they took into account those particular performance measures, and whether they would expect to regularly take such measures into account.

How did we determine the amount of the annual cash bonus for Fiscal 2012 that we paid to each our named Executive Officers?, page 65

17. Please clarify whether the two objective Performance Measures that you disclose here were weighted at a certain percentage. As a related matter, please elaborate upon how you determined that the objective portion of each named executive officer's annual bonus would be paid at 89% of the target amount.

Employment Agreements, page 70

18. Please file each of your employment agreements with your named executive officers as an exhibit to this registration statement. Please see Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 74

The Exchange Offers, page 76

19. Please elaborate upon the services that Sponsors provide pursuant to the Transaction and Monitoring Fee Agreement you discuss here.

Expiration Date; Extensions; Amendment; Termination, page 79

20. We note that in the first bullet point on page 79, you reserve the right to "delay accepting any unregistered senior note." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Description of the Exchange Notes due 2017, page 86

21. We note that your parent guarantor and subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X.

Financial Statements for the Year Ended December 29, 2012

Note 16. Guarantor Financial Statements, page F-32

22. We note the disclosure here and in your interim financial statements that supplemental financial information has not been presented for Tops Markets II Corporation as it has no assets or operations. If true, please confirm our assumption and revise your disclosure to state that Tops Markets II Corporation is a finance subsidiary. Refer to Rule 3-10(h) of Regulation S-X for the definition of a finance subsidiary. Otherwise, please provide us with your detailed analysis of how narrative rather than tabular disclosure is appropriate under Rule 3-10 for this co-issuer of guaranteed securities being registered.

Outside Back Cover Page

23. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please see Item 502(b) of Regulation S-K.

Item 22. Undertakings, page II-2

24. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See Compliance and Disclosure Interpretations - Securities Act Rules (Question 229.01).

Exhibit 5.1

25. Counsel's opinion states that it is limited to "Generally Applicable Law," which appears exclude Delaware law even though you have Delaware entities that are Issuers and Guarantors. Because counsel's binding obligation opinion encompasses an opinion that Issuers and Guarantors are validly existing, have the power to create the obligation and have taken the required steps to authorize entering to the obligation, please revise to include Delaware law or engage local counsel to provide such opinion. Refer to Staff Legal Bulletin No. 19 (CF) located at our web-site for additional guidance.

<u>Exhibit 12.1</u>

26. We note that you have provided the ratio of earnings to fixed charges in Exhibit 12.1 to the Form S-4. Please confirm that you have disseminated Exhibit 12.1 to security holders or revise your prospectus to include that information. See Item 503(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Michael Benjamin
        Shearman & Sterling LLP